BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

September 20, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:             Loan Lauren Nguyen, Legal Branch Chief

Liz Packebusch, Staff Attorney

Karina Dorin, Staff Attorney

Mark Wojciechowski, Staff Accountant

Jenifer Gallagher, Staff Accountant

Sandra Wall, Petroleum Engineer

Re:	BKV Corporation

Amendment No. 14 to Registration Statement on Form S-1

Filed September 16, 2024

File No. 333-268469

To the addressees set forth above:

This letter sets forth the response of BKV Corporation (the “Company,” “we,” “our” and “us”) to the comment set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 19, 2024 (the “Comment Letter”) relating to Amendment No. 14 to the Registration Statement on Form S-1, File No. 333-268469, filed with the Commission on September 16, 2024 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comment and, concurrently with delivery of this letter, we are publicly filing with the Commission an Amendment No. 15 to the Registration Statement on Form S-1 (“Amendment No. 15”) that reflects these revisions.

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below such comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 15 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our response refer to the page numbers of the registration statement included in Amendment No. 15. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 15.

Amendment No. 14 to Registration Statement on Form S-1

Use of Proceeds, page 99

1.	We note you estimate that the net proceeds from this offering will be approximately $277.8 million and that you intend to use approximately $230.0 million to repay indebtedness, for growth capital expenditures and for other general corporate purposes. If true, please revise your disclosure to clarify that you intend to use $230 million to repay indebtedness with the remainder to be used for growth capital expenditures and for other general corporate purposes. Otherwise, please revise to discuss how you intend to allocate the remaining net proceeds.

Response: The Registration Statement has been revised as requested. Please see pages 24 and 99 of Amendment No. 15.

* * *

We appreciate your attention to this matter and hope the foregoing answer is responsive to your comment. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497 or Preston Bernhisel of the same firm at (214) 953-6783.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
Name: Christopher P. Kalnin
Title: Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.

Preston Bernhisel, Baker Botts L.L.P.

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